UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 3)*

NEXPOINT CAPITAL, INC.

(Name of Issuer)

Common Stock, Par Value $0.001 Per Share

(Title of Class of Securities)

65341M 102

(CUSIP Number)

James Dondero

c/o NexPoint Advisors, L.P.

300 Crescent Court, Suite 700

Dallas, Texas 75201

(972) 628-4100

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 14, 2018

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 65341M 102	13D/A	Page 2 of 6

1	NAMES OF REPORTING PERSONS NEXPOINT ADVISORS, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,185,283.62
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 2,185,283.62
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,185,283.62
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 21.0%
14	TYPE OF REPORTING PERSON (See Instructions) IA; PN

CUSIP No. 65341M 102	13D/A	Page 3 of 6

1	NAMES OF REPORTING PERSONS NEXPOINT ADVISORS GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,185,283.62
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 2,185,283.62
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,185,283.62
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 21.0%
14	TYPE OF REPORTING PERSON (See Instructions) OO; HC

CUSIP No. 65341M 102	13D/A	Page 4 of 6

1	NAMES OF REPORTING PERSONS JAMES D. DONDERO
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION UNITED STATES

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,185,283.62
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 2,185,283.62
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,185,283.62
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 21.0%
14	TYPE OF REPORTING PERSON (See Instructions) IN; HC

CUSIP No. 65341M 102	13D/A	Page 5 of 6

This Amendment No. 3 to Schedule 13D is filed by the Reporting Persons as an amendment to the Schedule 13D filed with the Securities and Exchange Commission on October 27, 2014. This Amendment No. 3 relates to common stock, par value $0.001 per share (the “Common Stock”), of NexPoint Capital, Inc., a Delaware corporation (the “Issuer”). Capitalized terms used but not otherwise defined herein shall have the meanings ascribed to such terms in the original Schedule 13D. Only those items of the Schedule 13D that are being amended hereby are included in this Amendment No. 3, and each such amended item that is included is amended and restated in its entirety.

Item 3.	Source and Amount of Funds or Other Consideration.

As of March 5, 2018, the Reporting Persons had invested approximately $ 20,142,641.51 (inclusive of brokerage commissions) in the securities of the Issuer. The funds used to purchase the shares of Common Stock were from existing available operating capital of NexPoint Advisors and none of the consideration for such shares was represented by borrowed funds.

Item 5.	Interest in Securities of the Issuer.

NexPoint Advisors is the record and beneficial owner of, and has sole voting and sole dispositive power with respect to, 2,185,283.62 shares of Common Stock, which represented 21.0% of the outstanding shares of Common Stock as of March 5, 2018.

Neither NexPoint GP nor James Dondero directly owns any Common Stock of the Issuer. However, NexPoint GP, as the general partner of NexPoint Advisors, may be viewed as having sole voting and sole dispositive power with respect to, and may be deemed to beneficially own, all of the shares of the Issuer owned by NexPoint Advisors. NexPoint GP disclaims beneficial ownership of such shares except to the extent of its pecuniary interest therein.

Mr. Dondero, as President and sole member of NexPoint GP, may be viewed as having sole voting and sole dispositive power with respect to, and may be deemed to beneficially own, all of the shares of the Issuer owned by NexPoint Advisors and controlled by NexPoint GP. Mr. Dondero disclaims beneficial ownership of such shares except to the extent of his pecuniary interest therein.

The Reporting Persons have not had any transactions in the Common Stock during the past sixty (60) days. This filing is as a result of the public offering of Common Stock of outside investors.

CUSIP No. 65341M 102	13D	Page 6 of 6

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 6, 2018

NEXPOINT ADVISORS, L.P.

By:	NexPoint Advisors GP, LLC, its general partner

By:	/s/ James Dondero
Name: James Dondero
Title: President

NEXPOINT ADVISORS GP, LLC

By:	/s/ James Dondero
Name: James Dondero
Title: Sole Member

JAMES DONDERO

By:	/s/ James Dondero
Name: James Dondero